EXHIBIT 12.1
AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,	Years Ended December 31,

	2009	2008	2007	2006	2005
	Restated	Restated	Restated

Earnings:
Net income	$135	$864	$725	$622	$415
Income tax provision	22	132	60	95	50
Interest expense	195	1,618	2,046	1,614	1,141

Total earnings (a)	$352	$2,614	$2,831	$2,331	$1,606

Fixed charges - Interest expense (b)	$195	$1,618	$2,046	$1,614	$1,141

Ratio of earnings to fixed charges (a/b)	1.81	1.62	1.38	1.44	1.41

Interest expense does not include interest on liabilities recorded under Financial Accounting Standards Board (FASB) Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). Credco’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income.